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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                        PURSUANT TO SECTION 14(D)(4) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                                AMENDMENT NO. 1

                            ------------------------

                               MARKET FACTS, INC.
                           (NAME OF SUBJECT COMPANY)

                               MARKET FACTS, INC.
                       (NAME OF PERSON FILING STATEMENT)

                    Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                  570559 10 4
                     (CUSIP Number of Class of Securities)

                                THOMAS H. PAYNE
                            Chief Executive Officer
                               MARKET FACTS, INC.
                           3040 West Salt Creek Lane
                       Arlington Heights, Illinois 60005
                                 (847) 590-7000

                 (Name, address and telephone number of person
                authorized to receive notices and communications
                   on behalf of the person filing statement)

                            ------------------------

                                    COPY TO:

                              JANET O. LOVE, Esq.
                             Lord, Bissell & Brook
                             115 S. LaSalle Street
                            Chicago, Illinois 60603
                                 (312) 443-0700

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    This Amendment No. 1 amends and supplements the Solicitation\Recommendation
Statement on Schedule 14D-9 dated May 6, 1999 filed by Market Facts, Inc., a
Delaware corporation (the "Company"), relating to the offer by Aegis Acquisition
Corp., a Delaware corporation and an indirect wholly owned subsidiary of Aegis
Group plc, to purchase all of the outstanding shares of common stock, par value
$1.00 per share of the Company at a price of $31.00 per Share, net to the seller in cash.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

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
Exhibit         Letter dated May 10, 1999 to Participants in the Market Facts, Inc. Profit
99(a)(8)          Sharing and Retirement Plan.
Exhibit         Letter dated May 10, 1999 to Participants in the Market Facts, Inc.
99(a)(9)          Employee Stock Ownership Plan.

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                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                MARKET FACTS, INC.

                                By:             /s/ THOMAS H. PAYNE
                                     -----------------------------------------
                                                  Thomas H. Payne
                                              CHIEF EXECUTIVE OFFICER
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Dated: May 7, 1999
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                                 EXHIBIT INDEX

Exhibit         Letter dated May 10, 1999 to Participants in the Market Facts, Inc. Profit
99(a)(8)          Sharing and Retirement Plan.
Exhibit         Letter dated May 10, 1999 to Participants in the Market Facts, Inc.
99(a)(9)          Employee Stock Ownership Plan.